UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HOUSTON WIRE & CABLE COMPANY
(Exact name of registrant as specified in its charter)

Delaware	36-4151663
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10201 North Loop East, Houston, Texas	77029
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N.A.

Securities to be registered pursuant to Section 12(b) of the Act:

pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On
To Be So Registered	Which Each Class Is To Be Registered

Preferred Stock Purchase Rights	Nasdaq Stock Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

The Board of Directors of Houston Wire & Cable Company (the “Company”) has approved a Rights Agreement, dated as of May 18, 2009, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Rights Agreement, the Board of Directors authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), outstanding at the close of business on May 28, 2009 (the “Record Date”). Each Right represents the right to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $40.00, subject to adjustment (the “Purchase Price”).

Initially, the Rights will trade with, and will be inseparable from, the Common Stock. The Rights will be evidenced (unless earlier expired, redeemed or terminated) by the certificates for the Common Stock (or, in the case of uncertificated shares of Common Stock, by the book-entry account that evidences record ownership of such shares) and not by separate Right certificates. The registered holders of the Common Stock will be deemed to be the registered holders of the associated Rights. Rights are issued to all shares of Common Stock outstanding as of the Record Date or issued (on original issuance or out of treasury) after the Record Date but before the earlier of the “Distribution Date” or the “Expiration Date,” each as defined below. Before the exercise of the Rights, the Rights do not give their holders any additional rights as stockholders of the Company, including the right to vote or to receive dividends.

The Rights become exercisable and separate from the Common Stock on the Distribution Date. The “Distribution Date” is the earlier of (i) the tenth day after public announcement that any person or group has become the beneficial owner of 20% or more of the Company’s Common Stock; and (ii) the tenth business day (or such later date as the Board may designate before a person or group has become the beneficial owner of 20% or more of the Company’s Common Stock) after the date of the commencement of, or public announcement of the intent of any person to commence, a tender or exchange offer that would, if consummated, result in such person becoming the beneficial owner of 20% or more of the Company’s Common Stock; unless the tenth day or tenth business day, as the case may be, referred to above occurs after the date of public announcement of the Rights Agreement and before the Record Date, in which event the Distribution Date shall be the close of business on the tenth day after the Record Date.

After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of Common Stock (or, if the Common Stock is uncertificated, by appropriate changes to the book-entry account that evidences record ownership of such Common Stock) at the close of business on the Distribution Date. Thereafter, the Rights will be transferable separately from the Common Stock. Any Rights held by an Acquiring Person are null and void and may not be exercised. The Rights will expire at the close of business on May 18, 2012 (the “Expiration Date”), unless earlier redeemed or exchanged by the Company as discussed below.

The Rights will not be exercisable due solely to the ownership of Common Stock by an existing stockholder or such stockholder’s affiliates or assigns, who owns 20% or more of the Company’s outstanding Common Stock as of the date of the Rights Agreement so long as such existing stockholder does not acquire any additional shares of Common Stock of the Company that would cause such existing stockholder’s percentage ownership of the outstanding Common Stock to exceed by any amount such existing stockholder’s percentage ownership (rounded up to the next whole percentage point) as of the date of the Rights Agreement. Furthermore, the Rights will not be exercisable if the Company’s Board of Directors determines in good faith that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) inadvertently and such person or group reduces its holdings below 20% of the Company’s outstanding Common Stock as promptly as practicable. Finally, the Rights will not be exercisable if the Company repurchases some of its own Common Stock and, as a result, a person’s or group’s holdings constitute 20% or more of the remaining outstanding Common Stock so long as such person or group does not make any further acquisitions of the Common Stock after the repurchase.

Subject to the exceptions described above, if any person or group of affiliated or associated persons (an “Acquiring Person”) becomes the beneficial owner of 20% or more of the Common Stock after the date of the Rights Agreement (other than as a result of repurchases of stock by the Company or certain inadvertent actions and excluding certain holders of more than 20% of the outstanding Common Stock as of the date of the Rights Agreement who do not acquire any additional shares of Common Stock after that date that would cause such holders to exceed their percentage ownership (rounded up to the nearest whole percentage point) of outstanding Common Stock as of the date of the Rights Agreement), then, after the Distribution Date, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of the Common Stock having a market value of twice the Purchase Price.

When calculating a person’s or group of affiliated or associated persons’ beneficial ownership to determine whether such person or group has become an Acquiring Person, if the person or any of that person’s affiliates or associates holds any option, warrant, convertible security, stock appreciation right or other contractual right or derivative with an exercise or conversion privilege or a settlement payment or mechanism at a price related to, or a value determined in reference to, the Common Stock and that increases in value as the value of the Common Stock increases or that provides the holder with an opportunity to profit from any increase in the value of the Common Stock (a “Synthetic Long Position”), then that person shall be deemed to beneficially own the shares of Common Stock in respect of (i) any Synthetic Long Position that is disclosed pursuant to a Schedule 13D under the Exchange Act; and (ii) any Synthetic Long Position if not so disclosed on a Schedule 13D, if and only if the Board determines that such person shall be deemed to beneficially own the shares of Common Stock in respect of such Synthetic Long Position.

At any time on or after the date a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. However, the Board of Directors does not have the power to effect such exchange after any person or group of affiliated or associated persons becomes the owner of 50% or more of the Company’s outstanding Common Stock.

The Board of Directors may adjust the Purchase Price of the Preferred Stock, the number and kind of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, stock split or reclassification of the Preferred Stock. No adjustments to the Purchase Price of less than 1% will be made.

The Company is not obligated to issue fractional shares of Preferred Stock upon the exercise of any Rights, other than fractions that are multiples of one one-thousandth of a share of Preferred Stock. If the Company elects not to issue fractional shares, it can make a cash payment instead, as provided in the Rights Agreement.

The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person or group of affiliated or associated persons becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the outstanding Rights. Once the Rights are redeemed, the right to exercise the Rights will terminate and, thereafter, the only right of the Rights holders will be to receive the redemption price of $0.001 per Right. The redemption price may be adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement.

For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect without the approval of any holders of shares of Common Stock. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended without the approval of any holders of Rights, as long as the amendment does not (i) adversely affect the interests of the Rights holders as such (other than any Acquiring Person and certain affiliated persons); (ii) cause the Rights Agreement again to become amendable other than in accordance with the Rights Agreement; or (iii) cause the Rights again to become redeemable.

While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income if the Rights become exercisable as set forth above.

The Certificate of Designation establishing the Preferred Stock, the form of Right Certificate and the Summary of Terms are attached as Exhibits A, B and C, respectively, to the Rights Agreement (which is filed as Exhibit 4.1 to this Form 8-A).

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description
3.1
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as filed with the Secretary of the State of Delaware on May 18, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 18, 2009).

4.1
Rights Agreement, dated as of May 18, 2009, by and between Houston Wire & Cable Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibits thereto the Form of Certificate of Designation, the Form of Right Certificate and the Summary of Terms (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 18, 2009).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 18, 2009

Houston Wire & Cable Company

By:	/s/ Nicol G. Graham

Name:	Nicol G. Graham
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1
Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as filed with the Secretary of the State of Delaware on May 18, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 18, 2009).

4.1
Rights Agreement, dated as of May 18, 2009, by and between Houston Wire & Cable Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibits thereto the Form of Certificate of Designation, the Form of Right Certificate and the Summary of Terms (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 18, 2009).